Exhibit 4
SECOND
AMENDMENT
TO
RIGHTS AGREEMENT
     THIS SECOND AMENDMENT (this “Second Amendment”) is made as of October 9, 2005 between JEFFERSON-PILOT CORPORATION, a North Carolina corporation (the “Company”), and WACHOVIA BANK, NATIONAL ASSOCIATION (formerly First Union National Bank, the “Rights Agent”).
     WHEREAS, on August 1, 1988 the Board of Directors of the Company authorized and declared a dividend of one common share purchase right (“Right”) for each Common Share of the Company outstanding on August 12, 1988, each Right representing the right to purchase one Common Share, upon the terms and subject to the conditions set forth in a Rights Agreement, dated as of August 1, 1988 (“Original Rights Agreement”) between the Company and the Rights Agent;
     WHEREAS, the parties amended and restated the Original Rights Agreement in its entirety by an Amended and Restated Rights Agreement, dated as of November 7, 1994, and amended by the First Amendment to Rights Agreement, dated as of February 8, 1999 (the “Amended Agreement”);
     WHEREAS, Lincoln National Corporation, an Indiana corporation (“Parent”), Quartz Corporation, a North Carolina corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (subject to the terms and conditions set forth therein) the Company will be merged with and into Merger Sub; and
     WHEREAS, the Company desires to amend further the Amended Agreement, pursuant to Section 27 thereof;
     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree to amend further the Amended Agreement as follows:
     1. Amendment of Section 1(a). Section 1(a) of the Amended Agreement is amended to add the following sentence after the last sentence thereof:
“Notwithstanding the foregoing, neither Lincoln National Corporation, an Indiana corporation (“Parent”), nor Quartz Corporation, a North Carolina corporation and a wholly owned subsidiary of Parent (“Merger Sub”), shall become or be deemed to be an Acquiring Person as a result of the execution of the Agreement and Plan of Merger, dated as of October 9, 2005 (as the same may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company or consummation of the transactions contemplated thereby.”
     2. Amendment of Section 7(a). Section 7(a) of the Amended Agreement is amended in its entirety to read as follows:
“The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each Common Share as to which the Rights are exercised, at or prior to the earliest of (i) the close of business on February 8, 2009 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), (iii) the time at which such Rights are exchanged as provided in Section 24 hereof and (iv) immediately prior to the Effective Time (as such term is defined in the Merger Agreement).”
     3. Termination of Merger Agreement. If for any reason the Merger Agreement is terminated, then this Second Amendment shall be of no further force and effect and the Amended Agreement shall be deemed to be exactly the same as it existed immediately prior to execution of this Second Amendment.
     4. Effectiveness. This Second Amendment shall be deemed effective as of the date first above written. Except as expressly amended hereby, all of the terms and provisions of the Amended Agreement are and shall remain in full force and effect and shall be otherwise unaffected by this Second Amendment.
     5. Severability. If any term, provision, covenant or restriction of this Second Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
     6. Governing Law. This Second Amendment shall be deemed to be a contract made under the laws of the State of North Carolina and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
     7. Counterparts. This Second Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument

     8. Descriptive Headings. Descriptive headings of the several Sections of this Second Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed as of the date first above written.

JEFFERSON-PILOT CORPORATION

By	/s/ Dennis R. Glass

Name: Dennis R. Glass Title: President and Chief Executive Officer

WACHOVIA BANK, NATIONAL ASSOCIATION

By	/s/ Myron O. Gray

Name: Myron O. Gray Title: Vice President

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